

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

November 28, 2008

Mr. Georgios Koutsolioutsos
Chairman of the Board of Directors
Seanergy Maritime Holdings Corp.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73
Greece

> **Re:** **Seanergy Maritime Holdings Corp.**
> **Registration Statement on Form F-1**
> **Filed November 3, 2008**
> **File No. 333-154952**

Dear Mr. Koutsolioutsos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Throughout your filing, you frequently use defined terms such as Original Founders, Sellers, Initial Shareholders and Investors. Please amend your filing to limit your use of defined terms which impede the reader's understanding of the filing.

2.   We suggest a section explaining the material consequences your change in tax classification will have for investors.

3.   Please provide information regarding the price history of Seanergy Maritime stock. Please refer to Item 9.A. of Form 20-F.

Prospectus Summary, page 1
General

4.   Completely revise the opening section of your summary so that it presents information contained in it more clearly. We suggest including a chart, eliminating some defined terms and changing others so that it is easier to tell which entity you are talking about, and adding a clear explanation of why you are engaging in this transaction, quantifying the estimated benefits if practicable.

The Offering, page 5

5.   Please disclose the terms of the underwriters' unit purchase option.

6.   On page 1 of your "Prospectus Summary", you state that Investors were granted 4,308,075 share of common stock of Seanergy, subject to Seanergy meeting certain EBITDA targets. On page 5, you state that Investors have the right to exchange shares of Seanergy common stock for shares of Seanergy Maritime originally issuable upon Seanergy meeting certain EBITDA targets. These statements appear to conflict. Please reconcile.

Risk Factors, page 10
General

7.   We are currently witnessing huge volatility in the world economy and the risks to businesses operating in this environment are constantly changing. Please make sure that your risk factors accurately reflect the current economic challenges facing your business in light of recent events. For example, we understand that prices for many dry bulk goods have plunged; please include a risk factor related to the effects that a drop in commodities prices has on your business and make any other changes necessary to reflect the current situation in dry bulk shipping.

8.   We understand that there are certain weaknesses in the bankruptcy laws of the Marshall Islands that can prevent companies from entering bankruptcy, delay bankruptcy proceedings, and affect the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. Please add a risk factor discussing the limitations of bankruptcy laws in the Marshall Islands.

Charter rates in the dry bulk shipping market … page 21

9.   You state that charter rates for dry bulk carriers recently have been at historically high levels and that you anticipate future demand for your vessels, dependent on continued economic growth in the world economy. We understand that in recent months, charter rates have dropped precipitously. Please disclose risks to your business related to such a drop.

An economic slowdown in the Asia Pacific region … page 21

10.   You state that an economic slowdown in the Asia Pacific region, especially in India and China, could negatively affect your business. Please amend your risk factor to disclose that in recent months, the Chinese and Indian economies have suffered and growth projections for those nations' economy have been adjusted downwards. Please discuss the risks to your business associated with the contraction of these economies.

Cautionary Note Regarding Forward-Looking Statements, p.25

11.   Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, "The statements contained in this prospectus that are not purely historical…" appears to be overly broad. Please narrow your statement accordingly or remove it.

Use of Proceeds, page 26

12.   Please briefly explain the "private placement" to which you are referring.

Seanergy's Business, page 28
General

13.   Please provide a section in which you discuss, in detail, the material terms of your current time charter contracts. Define the term "address commission" and explain what services SAMC is providing in exchange for this commission. Also briefly identify SAMC. We note that it is described on page 84 as a company "associated with members of the Restis family." It appears to be material to investors how SAMC makes its money. Does it

recharter the vessels or hire them out on a short term basis or use them to transport its own commodities? Briefly explain.

14.   Please provide the names of any Restis family members who play an active role in your business. Please disclose the nature of their interests (including percentage ownership) in your company.

15.   Please provide, in full detail and in clear language, all material terms of the Master Agreement. For example, please disclose the names of the Investors and their role in the transaction. Please disclose, in detail, the nature of your relationship with the Investors and with the Sellers. Please also include this information in the "Certain Relationships and Related Transactions" section beginning on page 83.

16.   Please provide a risk factor disclosing that your revolving credit facility is tied to the market values of vessels and that a decrease in the market value of vessels could affect your ability to access your credit facility.

Management's Discussion and Analysis of Financial Condition, page 38
General

17.   Please describe the terms of your current time contracts, with a discussion of whether the terms are favorable to your company. Tell us whether you anticipate that these contracts will be renewed upon their expiration.

18.   Please discuss how the current economic crisis, including the difficulty in obtaining debt financing, affects your business, especially your ability to meet your working capital and debt obligations.

19.   We are aware that charter rates have plunged precipitously over the last few months due to the current economic crisis. Please explain how you anticipate this steep decline in rates will affect your business, including your liquidity, profitability and your plans for expansion. Also, you state on page 39 that your revolving credit facility of up to $90,000 is dependent on the market value of your ships. Tell us whether you believe that a decrease in charter rates could affect the market value of your ships and thus, the amount of your credit facility.

Recent Developments, page 39

20.   You state that Seanergy is required to dedicate a portion of its cash flow from operations to pay the principal and interest on your debt. Please disclose the percentage of your cash flow dedicated to debt repayment.

Critical Accounting Policies, page 50
Valuation of Vessels and Impairment, page 51

21. Please expand your critical accounting policy to discuss the factors impacting the dry bulk market and the changing conditions causing the volatility in the industry and the valuation of vessels. Consider including such factors as the future demand for dry bulk shipping and the future demand for scrap steel and its impact on the residual value of the vessels.

Seanergy Maritime Corp. … Unaudited Pro Forma Summary Financial Data, page 60
Anticipated Accounting Treatment, page 60

22. Please disclose the basis of accounting on which you intend to present your future financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 61

23. You provide a heading entitled "Unaudited Pro Forma Condensed Combined Balance Sheet dated December 31, 2007", but you have not provided this balance sheet. Please delete this heading.

Unaudited Pro Forma Condensed Combined Balance Sheet, June 30, 2008, page 65

24. Per the Pro Forma footnote (3) on page 66, the amount being recorded is to adjust the balance sheet to reflect the acquisition of the six carriers and other intangibles; however, the entire amount has been allocated to vessels on the Pro Forma Balance Sheet. Please tell us what intangibles have resulted from the acquisition and why no amount has been allocated. If your allocation is still preliminary and has not been finalized, please still provide us your most current information as well as the nature of uncertainties that may result in any material adjustments upon financial allocation.

Management, page 75
Directors and Executive Officers, page 75

25. A press release available on your website announces that Ms. Christina Anagnostara replaced Mr. Alexios Komninos as your Chief Financial Officer, effective November 2008. Please amend your filing to reflect this change in management.

Principal Shareholders of Seanergy Maritime, page 80

26. We understand that VF Investments has recently liquidated its shares. Update your ownership table to the most recent practicable date.

Description of Securities, Dividends, page 89

27.   You state you will commence paying dividends with the second full quarter
        following the initial closing of the vessel acquisition. As it appears you have
        completed the closing of the vessel acquisition and that date is now certain,
        please revise to state the specific quarter in which you plan to commence
        dividend payment.

Taxation, page 90
General

28.   In light of the possible PFIC concerns discussed here and the tax implications
        to your shareholders related to your switch from a partnership tax structure to
        a corporation, please provide a tax opinion and consent of counsel with the
        next amendment.

Notes to Condensed Combined Unaudited Interim Financial Statements, page F-66
Drydocking Costs

29.   We note that the cash flows associated with drydocking costs have been
        presented as an investing activity on the statements of cash flow included in
        the combined financial statements for the vessels. As the nature of these costs
        is operating, please tell us whether you plan to classify them as such in your
        statement of cash flows in future financial statements. If you plan to continue
        to present them as an investing activity, please tell us why you believe this
        presentation is appropriate.

Note 20: Subsequent Events, page F-76

30.   You state that the Restis family's ownership increased to a 52.54% interest as
        a result of the redemption of shares on August 28th. Please disclose this
        control relationship more prominently in the filing, including in the summary
        section.

Recent Sales of Unregistered Securities, page II-1

31.   We note that you have not included the September 28, 2007 private placement
        in which your executive officers purchased 16,016,667 warrants. Please either
        disclose the transaction in this section or tell us why you have not done so.

Signatures, page II-6

32.   Your registration statement must be signed by either your controller or your
        principal accounting officer. If Mr. Komninos is also signing in his capacity as
        controller or principal accounting officer, please make that clear. Your
        authorized representative in the United States must also sign. Please refer to
        Form F-1.

****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection

with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Theresa Messinese at 202-551-3307 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at 202-551-3750 with any other questions.

                                                    Sincerely,

                                                    Max A. Webb
                                                    Assistant Director

cc: Mitchell S. Nussbaum
       Loeb & Loeb LLP
       Via facsimile (212) 407-4990